SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 2, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y	Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o	No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o	No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o	No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company, entitled “SMART INVESTS IN MERIDIAN TELEKOMS, INC.”.

September 2, 2004	SECURITY CODE: CM-040

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release entitled “SMART INVESTS IN MERIDIAN TELEKOMS, INC.” Smart Communications, Inc. is a wholly-owned subsidiary of PLDT.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Enc.

September 2, 2004

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release entitled “SMART INVESTS IN MERIDIAN TELEKOMS, INC.” Smart Communications, Inc. is a wholly-owned subsidiary of PLDT.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  2 September 2004

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code or Sections 4 and 8 of the Revised Securities Act

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

11.              Item 9 – Other Events

Attached hereto is a press release entitled “SMART INVESTS IN MERIDIAN TELEKOMS, INC.”

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 2 September 2004

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy – Philippine Stock Exchange

1 copy – Company Secretary

Press release

SMART INVESTS IN MERIDIAN TELEKOMS, INC

Manila, Philippines, September 2, 2004 – Smart Communications, Inc (“Smart”), a wholly-owned subsidiary of Philippine Long Distance Telephone Company (“PLDT”) (PSE:TEL) (NYSE:PHI), announced that it has entered into an agreement to acquire 40 per cent of the issued common shares of Meridian Telekoms, Inc. (“MTI”). Subject to various regulatory and other approvals, Smart intends to increase its stake in MTI to 100 per cent by the end of 2005, at the latest. Established in 1996, MTI is primarily engaged in providing wireless broadband and data services to small and medium-scale businesses nationwide. MTI operates under a legislative franchise (Republic Act 8337) and has provisional authorities to operate issued by the Philippines’ National Telecommunications Commission.

The acquisition will strengthen Smart’s position in the wireless data segment and is in line with Smart’s overall strategy of providing the widest range of wireless services in the most innovative manner possible.

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

About Smart

Smart is the Philippines’ largest wireless services provider with over 15 million subscribers on its GSM network. A wholly-owned subsidiary of PLDT, Smart has introduced award-winning, world-first wireless services such as Smart Money and Smart Load. It is a founding member of the Asian Mobility Initiative which promotes cooperation in the development of wireless services among its seven member operators.

Further information can be obtained by visiting the web at www.smart.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: September 2, 2004